Filed by Ross Acquisition Corp II pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Ross Acquisition Corp II (File No. 001-40201)

Set forth below is a transcript of the conference call held on January 18, 2022 discussing the proposed business combination (the “Business Combination”) between Ross Acquisition Corp II (“ROSS”) and APRINOIA Therapeutics Inc. (“APRINOIA”).

Ross Acquisition Corp II
Conference Call
January 18, 2023

Presenters
Wilbur Ross, President, CEO, & Chairman at Ross Acquisition Corp II
Matt Hughes, Managing Partner at Allele Capital
Ming-Kuei Jang, Founder & CEO of Aprinoia Therapeutics

Q&A Participants

Operator
Greetings, and welcome to the Ross Acquisition Corp II Conference Call. At this time, all participants are in a listen-only mode. If anyone should require operator assistance, please press star, zero, on your telephone keypad. It’s now my pleasure to introduce your host, Matt Hughes. Please go ahead, sir.

Matt Hughes
Thank you, operator. Good afternoon, everyone, and thank you for joining the Ross Acquisition Corp II Conference Call. Earlier this morning, the company issued a press release announcing its business combination agreement with Aprinoia Therapeutics Inc. Attending this call is former Secretary of Commerce, Mr. Wilbur Ross, Chairman and CEO of Ross Acquisition Corp II, as well as Dr. Ming-Kuei Jang, CEO of Aprinoia Therapeutics.

At this time, I would like to remind our listeners that today’s presentation will include forward-looking statements within the meaning of the federal securities laws. Actual results may differ materially from those in the forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties and assumptions. We refer you to the slides accompanying today’s presentation, and the 8-K filed today by Ross Acquisition Corp II with the Securities and Exchange Commission for further information regarding these risks and uncertainties. We undertake no obligation to revise any statements to reflect any changes that occur after this presentation.

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At this time, I would like to introduce the Chairman and CEO of Ross Acquisition Corp II, Mr. Wilbur Ross.

Wilbur Ross
After four years as Commerce Secretary, I formed Ross Acquisition Corp II with two of my former partners at WL Ross and Co., Nadim Qureshi and Stephen Toy. We had successfully de-SPAC’d an earlier one in 2016 into Nexeo, a major chemical distribution business, which later merged into Univar, an NYSE listed company. We now reunited and created Ross Acquisition Corp II, a $345 million SPAC listed on the NYSE as R-O-S-S. We will issue 28 million shares at $10 for 100% of Aprinoia Therapeutics, Inc, a clinical stage biotech.

I am personally committing $20 million of equity to the deal, of which $12.5 is a backstop of the $10 exchange offering. We also have agreed to cancel our 5,500,000 founder warrants and 35% of our 8,625,000 founder shares, with 40% vesting at closing and 12.5% each at stock prices of $12.50 and $15.

Why are we combining with Aprinoia? Several years ago, Alzheimer’s transformed my father-in-law from a lucid and active retiree through various stages of dementia, and finally death. Since then, I have followed carefully the scientific progress and concluded that more has been learned in the last two years than in the prior hundred. These advances, most notably, Eisai Biogen’s Lecanemab, which recently received an accelerated approval by the FDA, reinforce the seven years of research by Aprinoia’s scientists.

Lecanemab abates mild to moderate AD by attacking the amyloid that builds up in those early stages. As the disease progresses, amyloids plateau, but tau plaque builds up rapidly to more severe levels. Aprinoia has developed four families of anti-tau products, which we believe are complementary to Lecanemab. Most advanced is the PET tracer APN-1607, which has actually been licensed by Biogen for use in their future clinical trials. The company has exposed it to more than 2,600 patients, so I am optimistic that Dongcheng, the APN licensee for China, will rapidly conclude phase three clinical trials and begin paying royalties of up to 15% of sales in 2024.

Ten million Chinese have AD, so it is a huge market. APN-1607 is also in phase two in the U.S., with sites across Japan and Taiwan, and three other product families, one of which has been accepted for U.S. phase one clinical testing. Management is de-risking their approval by applying for rare drug status for their applicability to PSP and other neurodegenerative diseases. Very few, if any, AD oriented biotechs have significant near term revenues on the horizon, nor the funding to get there. We expect that Aprinoia needs only $50 million, 14% acceptance by SPAC holders to achieve this goal. You can therefore understand why I am excited about it and have personally committed $20 million of equity.

Now, I will turn the presentation over to Ming-Kuei Jang, Aprinoia’s CEO.

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Ming-Kuei Jang
I’m Ming-Kuei Jang, CEO of Aprinoia. I’m pleased to be joined by a very accomplished management team who have held roles at major pharmaceutical companies, including Eisai Johnson & Johnson, Takeda, Amgen, GSK and Merck. Here, we highlight a few for you, CMO, Brad Navia, leading our clinical team managing our global clinical studies; Japan’s Head, Masa Miyamoto, leading our corporate and clinical development in Japan; Head of Medicinal Chemistry, Paul Tempest, leading all our small molecule drug discovery programs. We’re operating out of different countries with full R&D capabilities. It’s also a pleasure to have a well-recognized Scientific Advisory Board, who help us in thinking about our R&D strategies and understanding our end markets. Next slide.

We are a neuroscience company focusing on real-life precision medicine for neurodegeneration. Our name Aprinoia is derived from a few sources. Apri is from the Latin word apricum, which means sunlight. And noia is derived from Greek suffix for the mind or the thought, which really underpins our mission to visualize pathology or diseases within patient’s brains with our imaging diagnostics and bring some signs of hope to patients with our therapeutics.

The way we aim to achieve our mission is to build our internal R&D infrastructure across a portfolio of both diagnostic PET tracers and therapeutic biologicals while establishing partnerships to engage in external capabilities. We are privileged to have research collaborations and licensing relationships with prominent companies like Biogen, BMS, AbbVie and Lundbeck, to name a few. Next.

Here’s a brief summary of our accomplishments in the last seven and a half years. We have built two collections, one with small molecules. Now, we have more than 2,000 molecules in this collection, from which we have our most advanced program, APN-1607, PET imaging tracer. That tracer has been evaluated in more than 2,600 patients. We’re in late stage clinical development in different countries and also, we have validated additional core structures in human within that platform, at the same time also building small molecule therapeutics from this collection.

Another collection is tau antibody. So we have a collection of very unique, disease specific antibodies discovered, from which we have selected a clinical candidate in phase one clinical study in the U.S. What excites us about our therapeutic portfolio is that in addition to our antibody, we have other modalities in developments, including a collection of over 400 protein degraders, which is one of the most exciting new modalities in drug development. Across this broad pipeline of programs, we believe we have numerous value-creating milestones and catalysts for the company within the next 18 months. Next slide.

Here’s a snapshot of our pipeline and the next milestones we’d like to achieve. Programs around the tau with diagnostics, our most advanced program, APN-1607 - we’re in phase three clinical trial in China. So this year, we should be able to finish that study followed by NDA  filing. Then, we can start to prepare for commercialization in China. Now, in the U.S. for Alzheimer’s, we’re in phase two. We’re expecting to finish that phase two study this year and the launching phase three study in 2024.

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At the same time, this year we’re launching a phase three clinical study of the same compound for a rare disease called PSP, which is a movement disorder, progressive supranuclear palsy. So the second program for the tau imaging tracer is APN-1701+. We have two clinical candidates, and then for which we will launch two separate phase zero human studies this year in the U.S. For therapeutic programs surrounding tau, as I mentioned, [APN-mAb]005, we’re in phase one in the U.S. We should be able to finish the healthy volunteer studies this year, followed by launching a phase 1B study recruiting patients of Alzheimer’s and PSP to look at bio marker changes.

The second program for therapeutics is the tau degrader program. So even though this is in the preclinical space, we’re investing heavily into this new modality. Surrounding alpha-synuclein, too, we have both imaging and also therapeutic programs. It is our goal to further advance our protein degradation platform against tau and alpha-synuclein and advancements of those degraders into clinical studies, either ourselves or through a partnership with a pharma company. Next slide.

In the recent decade, we’ve really have seen significant advancement in our knowledge of neurodegeneration. One of the benefits our pipeline is that across four of our domain areas, they’ve all hit critical macro tailwinds, and increased activities in just the last few years. For instance, Lecanemab, a disease modifying drug for Alzheimer’s, developed jointly by Eisai and Biogen, was approved just this month. In addition, the broader diagnostic market in China continues to expand as well as we continue to see flurry of deal activities in this field. In the coming 18 months, we expect to hit meaningful milestones in each of these important three areas, in addition to capturing enthusiasm in the broader Alzheimer’s space. Next slide.

We already discussed the very large number of patients that are suffering from Alzheimer’s disease around the world. Similarly, for not too many people suffering from the rare CNS disorders like PSP I just mentioned, multiple sys atrophy, behavioral variants of frontal dementia, and others, comprising over 2 million patients worldwide. The economic burden of Alzheimer’s disease is expected to exceed $350 billion annually by 2040 in the U.S. alone, which makes it a critical health and economic burden. Our initial clinical strategy is to utilize rare CNS disorders as staging diseases, for proof of concept that is, then expand utilities our compounds for larger for more complex diseases like Alzheimer’s and Parkinson’s. Next slide.

So in the last decade, from literatures and the large scale postmortem studies, so the scientists have found that many neurodegenerative diseases exhibits their root cause passing aggregated proteins, since it’s a common feature across different disease types. One example is Alzheimer’s disease, which has several different types of aggregates, like amyloid beta and tau, which are underlying pathological drivers. In Alzheimer’s disease, different protein aggregates display different temporal patterns during this progression. For example, a-beta aggregation is an earlier event, saturating the brain even before clinical symptoms occur. However, tau aggregation arrives along with the onset of clinical symptoms, then continues to grow when the disease progresses. It possibly correlates with neuronal death, too.

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So therefore, you can imagine the treatment windows for a-beta- or tau-centric therapies will be entirely different. The recent success of Lecanemab really demonstrated that. So Lecanemab targeting a beta will be useful for early patients, probably not later stage patients. Next slide.

Therefore, although Lecanemab is a significant achievement for the field, we are also aware of its limitations. And so for example, Lecanemab will not likely be used for tau positive (inaudible) patients. In addition, as I mentioned, it will not be effective in mid-stage or late-stage Alzheimer’s patients. So this is where Aprinoia comes in. This is where the breadth, our pipeline can contribute. The products in our pipeline are meant to complement with a-beta centric treatments like Lecanemab, and also to achieve more diverse sets of patient populations and to offer wider treatment windows for patients. With this larger clinical or wider clinical utilities, it likely comes a larger economic opportunity. Next slide.

So what have we learned from Lecanemab’s success? Over the last two years, we’ve seen breakthroughs in Alzheimer’s disease research. One noteworthy lesson learned is the importance of biomarker-centric clinical designs, especially how to use imaging-based biomarkers in order to select patients to certain molecules and then to measure drug effects. Aprinoia’s strategy is built exactly upon those fundamental underpinnings. So therefore, so different components in the companies’ combined together are offering this new strategy and opportunity to develop the next generation of therapeutics. Next slide.

To realize what I just described, we have established four different platforms within Aprinoia. Enablers, our PET imaging tracers, those are small radioactive compounds that can go into brain, finding the targets of interest, and then we can capture images outside the brain. At the same time, we are utilizing those tracers not only for diagnostics, but as backbones for our small molecule binders to develop therapeutics. This is a very unique attribute of drug discovery process as compared to other companies on our space. Also, when you are making diagnostic development part of your core expertise, you ensure your clinical designs prioritize your most relevant patient population, avoiding failures that may arise, like starting drug candidates in the wrong patient population.

For therapeutic development, depending on what phenotypes one wants to modulate, Aprinoia will use different modalities to treat. Ultimately, from the three different therapeutic platforms, small molecule, degraders and antibodies, we want to realize personalized medicine to offer tailor-made treatments for individuals. Next one.

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Let’s look at our most advanced product, APN-1607, tau PET imaging tracer. The images you see on the slide are from different people. One column is from one person. The first column is from a normal subject, healthy volunteer looking from three different angles. So you can see there’s not much imaging captured in this normal person. We look towards the right, we start to see patients, early, mild cognitive impairment subjects, early Alzheimer’s patients and late stage Alzheimer’s patients. So you’re going to see by visual inspection, you can tell the difference among those different patient types, and also you can space them so you can tell which patients are early, which patients are late. And also you can really detect pathology early, even before Alzheimer’s disease.

So now we can visualize the tau pathology in patients. So therefore, you can imagine if we have protein degraders, we can really remove what we see in those patients, reverse the pathology back to normal. Also, you are seeing this spreading phenomena of tau pathology in Alzheimer’s patients. So they are like infectious agents, can be spread from one district brain region to other brain regions. So therefore, it’s though we are using antibodies, trying to stop this particular tau spreading phenomena. If we treat patients earlier, the patients will stay in that stage without being advanced further into the late stage of diseases. Next slide.

Here on the screen, you are seeing different patterns. So the left pattern is from Alzheimer’s that you just saw. So when you look towards the right, now you are seeing different 3D distribution. So you can see white matter retention, and when you look towards the right, you start to see a lot of signals are coming from deep brain structures. So for example for PSP, so majority of the signals are from mid-brain and basal ganglia. Those are brain regions controlling our motor functions.

So right now, with one imaging tracer, just simply by looking at the 3D spatial distribution, we can classify patients into different disease types. So this is the only tracer we know of that has this wide clinical utility. And also the signals we are quantifying from those patients are actually positively correlated with clinical scores, so which means the species we are visualizing are the most clinically relevant species in those different disease types. Next slide.

1607 is most useful in all tauopathies, compared to other molecules, and also as I mentioned, so the compound has been validated in more than 2,600 patients. There is no off-target binding, which is an off-target property that we’d see in targets. And also, this particular tracer is useful in preclinical animal models. At the same time, we’re offering access of this tracer to our pharmaceutical partners. So this is really a differentiating product among this class. Next slide.

As I mentioned, APN-1607 is in late stage clinical development in two countries, U.S. and China for registration and commercialization. The more near term opportunities are commercial prospects for APN-1607. Last month, we announced that we have licensed the China commercial rights to a commercial partner in China in exchange for upfront milestone payments and royalties from China sales.

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Given the roughly 10 million patients suffering from Alzheimer’s disease in China, which is a country that already has approved disease-modifying treatments, we expect there will be a significant commercial opportunity for this particular product. Similarly in the U.S., now with a newly approved disease-modifying treatment for Alzheimer’s, we expect also to realize a significant commercial opportunity as we advance APN-1607 in both Alzheimer’s and PSP in the U.S. Next slide.

How do we leverage the tracers to build therapeutics? As you see, so we are validating binders in patients to make sure we are talking the most clinically relevant species. Let’s start with our protein degradation platform. What are protein degraders? They are bifunctional molecules linking two entirely different functions with linker. So for example, using the tau binders we are developing, so we can engage or grab on a tau protein aggregate.

If we link the tau binders with E3 ligase ligands, then we can really gauge the endogenous clearance mechanisms proteasomes to clear whatever the binder binds to. So the combined bifunctional molecules are protein degraders. Okay. In the last few years, we have been building a collection of degraders with different functions, different binders, different linkers, and different E3 ligase ligands. Also, we are leveraging our proprietary linker structures to build this particular collection. The uniqueness of our platform enable us to validate the target (inaudible) then build therapeutics around validated backbone. And then with this collection, so we are using human neurons in culture and also animal models to triage. Now we have achieved proof of concepts using cellular and also animal systems. Slide.

For the alpha-synuclein degrader program for Parkinson’s disease and Lewy body dementia, as I mentioned, we have achieved proof of concept. Now, you are looking at a representative dataset. With RAC-1298, so you can see those dependent clearance of aggregate alpha-synuclein in neurons. If we activate individual components within this bi-functional molecule, then we eliminate the activities. So also, we have achieved animal proof of concept, really demonstrating clearance of those aggregated proteins in the brains of living animals. So those are for alpha-synuclein. Next slide.

Similar to alpha-synuclein degraders, for tau degraders, we also achieved cellular and also animal proof of concept. The data you see on these slides are from animal studies. Now, we have shown with certain compounds, we can remove aggregated tau or pathologically folded tau aggregates in the brains of those animals without touching the normal or physiologically functional tau protein. So next slide.

Moving to the antibody program - similar to our small molecule programs, the goal for the antibody program is to discover very unique antibodies that can only recognize misfolded  or pathologically folded  proteins in the brain. So in the past, we have discovered more than 14 different tau antibodies from which we have selected APN-005 as our clinical candidate. So right now, 005 is in phase one, so you recognize very unique species in patient’s brain, but it does not recognize normal tau proteins in normal people.

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Not just the species are unique and also, the epitope 005 can recognize. It’s very unique. So on this slide, so this is the display of different epitopes targeted by different clinical antibodies from different companies. So you can see, we have seen failures from antibodies targeting both terminal, N terminal or the C terminal of the protein. 005, along with a backup molecule 037 of Aprinoia, we are targeting the linked domain region. And also, the epitope is very unique. It’s a conformation-dependent epitope for 005. So this epitope is not present in normal tau protein, only when proteins are misfolded or aggregated, this 3D epitope will occur, and then 005 antibody can bind to. Next slide.

Not just the antibody itself, but at the same time, we are thinking about innovation in clinical trials and science. Here, this is our immediate clinical study plan. So we’ll engage where we recruit real patients, fix disease for PSP to achieve proof of concept. And also, we are thinking about even using one single robust efficacy trial to combine different types of tauopathies into one bucket trial. And after we achieve proof of concept, so then we’ll apply 005 to Alzheimer’s disease.

To ask, at what stage of Alzheimer’s disease patients can be benefited from tau antibody treatment? Well, what types of Alzheimer’s patients can be benefited from 005 tau antibody? So we believe these innovative clinical trial designs will lead to higher probability of success that can be studied in a shorter and less costly timeframe. Next slide.

Amidst an active field of companies, developing drugs and diagnostics, for tau, you’ll notice that we are among the leaders in the PET imaging space and are on par with prominent peers in the degradation field. Additionally, our tau antibody is within the tau field, but we believe it is among the best positions, given its preferential targeting of the most relevant misfolded tau species. Next slide.

Similarly, amidst an active field of companies developing drugs and diagnostics in alpha-synuclein for Parkinson’s and Lewy body dementia, you’ll notice that we’re also on par with permanent peers in the degradation field. Additionally, our alpha-synuclein PET imaging tracer is one of the few programs in development to accurately map alpha-synuclein aggregates in the brain. Next slide.

Also, within the last five years, there has been major excitement around protein degradation, many preclinical or early clinical space. It is our hope to establish a collaboration with a major pharmaceutical or biotechnology partner as we continue to build out our own protein degradation platform. Next slide.

Our last financing round was priced two years ago at a post money valuation of $170 million U.S. dollars. Since that time, we have advanced all our programs, including advancing APN-1607 tracer into late-stage clinical studies, achieving first-time human study for the therapeutic antibody 005, expanding the protein degradation platform from 90 degraders to more than 400 degraders. Lastly, we recently established an alliance with a commercial partner in China to prepare 1607 commercial launch in that country via our licensing. Among a broad field of competitors, both within neurodegeneration, and even protein degradation outside of neuro, we believe we compare very well given the differentiation, which is described, as well as the depth and maturity of our pipeline. Next.

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To reiterate some of the timing mentioned on our pipeline slide, you can see here the staging of our activities and projected timing of our many milestones in the coming two years. We plan to continue to deliver major milestones. We thank you for your attention today, and we also would like to thank Mr. Ross and the Ross Acquisition Corp II for their support as we strive to reach those milestones, and then to create value for our stakeholders and patients.

Operator
Thank you. This concludes today’s conference. You may now disconnect your lines at this time. Thank you for your participation and have a great day.

Additional Information and Where to Find It

This communication relates to the proposed business combination (the “Business Combination”) between ROSS and APRINOIA pursuant to which APRINOIA and ROSS will each become a wholly owned subsidiary of the combined company, APRINOIA Therapeutics Holdings Limited, a newly formed entity (“PubCo”). In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement to ROSS shareholders and a prospectus for the registration of PubCo securities to be issued in connection with the Business Combination (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of ROSS as of the record date in the future to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of ROSS and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about ROSS, PubCo, APRINOIA and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Ross Acquisition Corp II, 1 Pelican Lane, Palm Beach, Florida 33480, Attn: Wilbur L. Ross Jr., Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ROSS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

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Participants in the Solicitation

ROSS, PubCo, APRINOIA and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ROSS’s shareholders in connection with the Business Combination. ROSS’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ROSS in ROSS’s Form 10-K, filed with the SEC on March 31, 2022, or its most recent Form 10-Q, filed with the SEC on November 14, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ROSS’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, accompanying the Registration Statement that PubCo and ROSS intend to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. ROSS’s, PubCo’s and/or APRINOIA’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

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These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability of the parties to complete the Business Combination and other transactions contemplated by the Business Combination Agreement in a timely manner or at all; the risk that the Business Combination or other business combination may not be completed by ROSS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against ROSS, PubCo, APRINOIA or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the shareholders of ROSS and APRINOIA; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement relating to the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on APRINOIA’s business relationships, operating results, current plans and operations of PubCo and APRINOIA; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably; the possibility that ROSS, PubCo and/or APRINOIA may be adversely affected by other economic, business, and/or competitive factors; estimates by ROSS, PubCo or APRINOIA of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Business Combination; plans, intentions or future operations of PubCo or APRINOIA, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; APRINOIA’s and PubCo’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by ROSS and PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither ROSS, PubCo nor APRINOIA presently know, or that ROSS, PubCo, and/or APRINOIA currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. None of ROSS, PubCo or APRINOIA undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

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